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                            April 26, 2024

       Jack Stover
       Chief Executive Officer
       NorthView Acquisition Corporation
       207 West 25th St, 9th Floor
       New York, NY 10001

                                                        Re: NorthView
Acquisition Corporation
                                                            Amendment No. 8 to
Registration Statement on Form S-4
                                                            Filed April 1, 2024
                                                            File No. 333-269417

       Dear Jack Stover:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

       Amendment No. 8 to Registration Statement on Form S-4 filed April 1,
2024

       Background to Discussions with Financing Sources, page 119

   1. We refer to your disclosure on page 120 that Benchmark Capital identified a potential
                                                        SPAC investor and
coordinated an introductory call with Atalaya Capital Management LP on April 27, 2023. You
also disclose on page 121 that Atalaya, Profusa and NorthView proceeded with due
diligence and drafting definitive agreements, but ultimately could not finalize a definitive
agreement. Please revise to clarify when you engaged Benchmark
                                                        Capital as a placement
agent for the private placement, and when and the reasons
                                                        underlying the parties
  decision not to proceed with the private placement.
   2. We note your revised disclosure on page 123 that although there is currently no agreement in place to include
another investor, Profusa and NorthView have approved of Vellar   s
                                                        other investor. Please
confirm that you will update your prospectus once you enter into any financing
arrangements with other investors to disclose the negotiations and the
 Jack Stover
NorthView Acquisition Corporation
April 26, 2024
Page 2
         material terms of the agreement.
Stock Subscription
Cash-Settled Equity Derivative Transaction (CSED), page 125

3. We note your response to comment 3, but we are not persuaded by your response. In this regard, it appears that Vellar has committed to subscribe for the purchase of shares of
         Profusa common stock in a private placement transaction, conditioned on the receipt of unrestricted, registered shares of New Profusa. Because it appears that such investors have already been offered shares of New Profusa, and have made an investment decision to pay for and take delivery of shares of New Profusa, it appears the issuance of such shares to these investors was conducted through the private placement. Therefore, please remove the Stock Subscription Shares from the registration statement or provide a more detailed legal analysis as to why it is appropriate to register the primary issuance of these shares.
         As a related matter, we note that Vellar has agreed to provide funding pursuant to the
         CSED on the condition that the transferred shares of Profusa will convert into shares of
         New Profusa that are registered on this registration statement. Please remove the Recycled
         Shares from your registration statement, or provide us with a detailed legal analysis of why it is appropriate to register these shares as a primary issuance. Finally, your exhibit
         10.9 is marked as your binding term sheet with Vellar, but the exhibit itself is an agreement with the Arena Investors. Please revise to include the binding term sheet with
         Vellar, and to label your exhibits accordingly.
Unaudited Pro Forma Condensed Combined Financial Information, page 163

4. Upon the consummation of the Merger, Profusa's equityholders and holders of convertible promissory notes will receive or have the right to receive an aggregate of 18.5 million shares of New Profusa Common Stock. Please clarify in your disclosures the difference between the 18.5 million and the 15.5 million shares shown in the table on page
         164.
Results of Operations, page 255

5. We note your response to prior comment 8, which we reissue in part. Please revise to
         clarify whether Profusa entered into the Statement of Work (   SOW   )
with the Henry
         Jackson Foundation (   HJF   ) in connection with the subcontract,
describe in greater detail
         the scope of Profusa   s activities pursuant to the SOW, and file the
subcontract with HJF
         and the Statement of Work as exhibits to your registration statement or explain why you do not believe that you are required to do so.
Exhibits
FirstName LastNameJack Stover
Comapany
6.          NameNorthView
       Please                 Acquisition
               provide a currently         Corporation
                                   dated and signed auditor   s consent from
the auditors of Profusa,
       Inc.2024
April 26,   See Page
                Item 2601(b)(23) of Regulation S-K.
FirstName LastName
 Jack Stover
FirstName
NorthViewLastNameJack      Stover
             Acquisition Corporation
Comapany
April       NameNorthView Acquisition Corporation
       26, 2024
April 326, 2024 Page 3
Page
FirstName LastName
General

7.       Please revise your disclosure to address the following comments:

                We note your revised disclosure on page v relating to the
defined term    Private
              Placement Value,    which means    the product of (i) any Profusa
Private Placement
              Financing, multiplied by (ii) (A) the Parent Per Share Value divided by (B) two (2).
              Please provide estimates for the Private Placement Value and Profusa Private
              Placement Financing, where appropriate. We refer to your disclosure elsewhere in the prospectus that pursuant to the Amendment No. 3 to the Merger Agreement, the aggregate consideration to be received by the Profusa shareholders increased by an additional $25 million; and

                We also note your cover page disclosure that the Exchange Ratio will be based on an equity valuation of Profusa of $180,000,000, but you disclose throughout the filing that Profusa's pre-transaction equity value is $155,000,000. Please revise your disclosure to address this inconsistency.

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:      Ralph V. De Martino, Esq.